Exhibit (a)(1)(i)

Offer to Purchase for Cash
by

of
Up to $50,000,000 Aggregate Principal Amount
of its Outstanding
1.75% Convertible Subordinated Debentures due 2024
at a Purchase Price Not Greater than $750
Nor Less than $680
Per $1,000 Principal Amount,
Plus Accrued and Unpaid Interest Thereon

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 28, 2008, UNLESS THE OFFER IS EXTENDED.

Pixelworks, Inc., an Oregon corporation (the “Company,” “we” or “us”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), up to $50,000,000 aggregate principal amount of our outstanding 1.75% Convertible Subordinated Debentures due 2024 (the “Debentures”) at a price not greater than $750 nor less than $680 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase at prices determined by the “Modified Dutch Auction” procedure described below.

Under the “Modified Dutch Auction” procedure, we will determine a single price that we will pay per $1,000 principal amount for Debentures validly tendered and not properly withdrawn from the Offer, taking into account the total amount of Debentures tendered and the prices specified by tendering Debenture Holders (“Holders”). We will select the lowest purchase price that will allow us to purchase $50,000,000 aggregate principal amount of our outstanding Debentures or such lesser amount of Debentures as are validly tendered and not properly withdrawn, at prices not greater than $750 nor less than $680 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase (such purchase price, the “Purchase Price”). All Debentures acquired in the Offer will be acquired at the same purchase price, including those Debentures tendered at a price lower than the Purchase Price. Only Debentures validly tendered at prices at or below the Purchase Price selected by us, and not properly withdrawn, will be purchased. However, due to the proration provisions described in this Offer to Purchase, we may not purchase all of the Debentures tendered at or below the Purchase Price if more than the aggregate principal amount of Debentures that we seek to purchase are tendered. Debentures not purchased in the Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Offer.

As of January 28, 2008, the $50,000,000 aggregate principal amount of our Debentures that we are offering to purchase pursuant to the Offer (the “Offer Amount”) represents approximately 35.7% of the total aggregate outstanding principal amount of the Debentures.

In the event that the amount of Debentures validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined herein) at or below the Purchase Price exceeds the Offer Amount, the Company will accept for payment the Debentures that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among the tendered Debentures. In all cases, the Company will make appropriate adjustments to avoid purchases of Debentures in a principal amount other than an integral multiple of $1,000. We reserve the right, in our sole discretion, to purchase more than $50,000,000 aggregate principal amount of our Debentures in the Offer and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may purchase an additional amount of Debentures not to exceed 2% of the aggregate principal amount outstanding (approximately $2,800,000 aggregate principal amount as of January 28, 2008) without amending or extending the Offer. See Section 3, “Terms of the Offer” and Section 4, “Amendment; Extension; Waiver; Termination.”

The CUSIP numbers for the Debentures are: 72581M AA 5 and 72581M AB 3.

THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM PRINCIPAL AMOUNT OF DEBENTURES. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 10, “CONDITIONS OF THE OFFER.”

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER.  HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THOMAS WEISEL PARTNERS LLC, THE DEALER MANAGER FOR THIS OFFER (THE “DEALER MANAGER”), LAUREL HILL ADVISORY GROUP, THE INFORMATION AGENT FOR THIS OFFER (THE “INFORMATION AGENT”), OR MELLON INVESTOR SERVICES LLC, THE DEPOSITARY FOR THIS OFFER (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR DEBENTURES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR DEBENTURES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR DEBENTURES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOUR DEBENTURES SHOULD BE TENDERED. IN DOING SO, YOU SHOULD CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 1, “PURPOSE OF THE OFFER; CERTAIN INFORMATION ABOUT THE COMPANY.”

The Dealer Manager for the Offer is:

January 29, 2008

IMPORTANT

Any Holder desiring to tender Debentures in the Offer must (i) in the case of a beneficial owner whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee tender your Debentures; (ii) in the case of a Holder whose Debentures are held in book-entry form, follow the procedures set forth in Section 6, “Procedures for Tendering Debentures;” or (iii) in the case of a Holder who holds physical certificates evidencing such Debentures, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal), and deliver the properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Debentures and any other required documents, to the Depositary. Only registered Holders of Debentures are entitled to tender such Debentures. A beneficial owner whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Debentures so registered. See Section 6, “Procedures for Tendering Debentures.”

All tenders of Debentures must be made before the Offer expires at 5:00 p.m., New York City time, on Thursday, February 28, 2008 (unless the Offer is extended).

A Holder who desires to tender Debentures and whose certificates for such Debentures are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer described herein, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Debentures by following the procedure for guaranteed delivery set forth in Section 6, “Procedures for Tendering Debentures.”

The Depositary and The Depository Trust Company (“DTC”) have confirmed that the Offer is eligible for DTC’s Automated Tender Offer Program (“ATOP”). Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer their Debentures to the Depositary in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message (as defined herein) to the Depositary. Holders desiring to tender their Debentures on or prior to the Expiration Date should note that such Holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such date. See Section 6, “Procedures for Tendering Debentures.”

Tendering Holders who hold Debentures registered in their own names and who tender their Debentures directly to the Depositary will not be obligated to pay brokerage fees or commissions, the fees and expenses of the Dealer Manager, the Information Agent or the Depositary or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes on the purchases of Debentures in the Offer. If you hold your Debentures through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable. The Company will pay all fees and expenses of the Dealer Manager, the Depositary and the Information Agent in connection with the Offer.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR DEBENTURES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH REPRESENTATION OR INFORMATION, AS HAVING BEEN AUTHORIZED BY US, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY.

We are not making the Offer to, and will not accept any tendered Debentures from, Holders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to Holders in any such jurisdiction. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein, or incorporated herein by reference, is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein, or incorporated herein by reference, or in the affairs of the Company or any subsidiaries of the Company since the date hereof.

This Offer to Purchase and the accompanying Letter of Transmittal contain important information which should be read carefully and in its entirety before any decision is made with respect to the Offer.

You may contact the Information Agent, the Dealer Manager or your broker, bank or other nominee for assistance in connection with this Offer or to request additional copies of the Offer documents. The contact information for the Information Agent and the Dealer Manager is set forth on the back cover of this Offer to Purchase.

AVAILABLE INFORMATION

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Such reports and other information filed with the SEC by the Company may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Such material may also be accessed electronically at the SEC’s internet website located at http://www.sec.gov. Statements made in this Offer to Purchase concerning the provisions of any contract, agreement, indenture, security document or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement, indenture, security document or other document filed with the SEC, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Company with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

•	The Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 12, 2007;

•	The Company’s quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed with the SEC on May 10, 2007, August 9, 2007 and November 9, 2007, respectively; and

•	The Company’s current reports on Form 8-K, filed with the SEC on February 26, 2007, March 9, 2007, April 9, 2007, May 9, 2007, June 28, 2007, September 25, 2007, November 23, 2007, December 21, 2007 and December 28, 2007.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded.

You may obtain any document incorporated herein by reference by contacting the SEC as described above under “Available Information” or by contacting the Company at 224 Airport Parkway, Suite 400, San Jose, California, telephone: (408) 200-9221. The Company will provide the documents incorporated by reference, without charge, upon written or oral request.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated herein by reference contain “forward-looking statements” that are based on current expectations, estimates, beliefs, assumptions and projections about our business. Words such as “expects,” “anticipates,” “intends,” “targets,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “should” and variations of such words, and similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors. Such factors include, but are not limited to, changes in the market and price for the Company’s securities, changes in the Company’s business and financial condition, changes in the debt markets in general, increased competition, adverse economic conditions in the U.S. and internationally, including adverse economic conditions in the specific markets for our products, adverse business conditions, failure to design, develop and manufacture new products, lack of success in technological advancements, lack of acceptance of new products, unexpected changes in the demand for our products and services, the inability to successfully manage inventory pricing pressures, failure to reduce costs or improve operating efficiencies, changes to and compliance with international laws and regulations, currency fluctuations, and our ability to attract, hire and retain key and qualified employees. Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for further information on these and other risk factors affecting the Company.

These forward-looking statements speak only as of the date on which they are made, and, except as required by law, we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Offer to Purchase. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

v

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase and the Letter of Transmittal. We urge you to read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer.

Who is offering to purchase my Debentures?

Pixelworks, Inc., the issuer of the 1.75% Convertible Subordinated Debentures due 2024, is offering to purchase the Debentures.

What is the purpose of the Offer?

We are making the Offer in order to reduce the principal amount of our outstanding indebtedness. Furthermore, we believe that the Offer provides an opportunity to Holders of the Debentures to gain liquidity with respect to the Debentures that such Holders may not otherwise have. We believe that reducing our outstanding indebtedness is appropriate for our business to operate within our current and projected industry environment. We also believe that purchasing the Debentures in the Offer is an effective use of our cash resources at this time and that subsequent to the Offer, we will have sufficient cash to meet our near-term operating requirements. See Section 1, “Purpose of the Offer; Certain Information About the Company.”

What principal amount of the total issue of Debentures is being purchased?

We are offering to purchase for cash up to $50,000,000 aggregate principal amount of our outstanding Debentures (representing approximately 35.7% of the aggregate outstanding principal amount of the Debentures as of January 28, 2008), or such lesser amount of Debentures as are validly tendered and not properly withdrawn. See Section 3, “Terms of the Offer.”

In accordance with the rules of the SEC, we may purchase an additional amount of Debentures not to exceed 2% of the aggregate principal amount outstanding (approximately $2,800,000 aggregate principal amount as of January 28, 2008) without amending or extending the Offer.

What will be the purchase price for my Debentures?

We are conducting the Offer through a procedure commonly called a “Modified Dutch Auction.” This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your Debentures. We are offering to purchase the Debentures for cash at a price not greater than $750 nor less than $680 per $1,000 principal amount. We will select the lowest purchase price that will allow us to purchase $50,000,000 aggregate principal amount of our outstanding Debentures or such lesser amount of Debentures as are validly tendered and not properly withdrawn (such price, the “Purchase Price”). We will pay the Purchase Price in cash, plus accrued and unpaid interest thereon up to, but not including, the date on which we purchase your Debentures. We will purchase all Debentures at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any Debentures tendered at a price above the Purchase Price selected by us. See Section 3, “Terms of the Offer.”

How do I set my purchase price?

In order to select the purchase price at which you wish to sell your Debentures, you must indicate the price within the specified range (in multiples of $5 per $1,000 principal amount) at which you wish to tender your Debentures in the section of the Letter of Transmittal captioned “Description of Debentures Tendered — Price at Which Debentures Are Being Tendered.” Alternatively, if you wish to maximize the chance that we will purchase your Debentures, you should refrain from specifying a price at which you are tendering your Debentures, in which case, you will accept the Purchase Price selected by us in the Offer. You should understand that not specifying a price at which your Debentures are being tendered may have the effect of lowering the Purchase Price paid for Debentures in the Offer and could result in your Debentures being purchased at the minimum price of $680 per $1,000 principal amount. See Section 6, “Procedures for Tendering Debentures.”

What if not enough Debentures are tendered?

The Offer is not conditioned on any minimum number of Debentures being tendered. If less than the aggregate principal amount of Debentures that we are seeking to purchase is validly tendered, all Debentures tendered will be accepted and the highest Purchase Price selected by the tendering Holders will be paid to all tendering Holders. See Section 3, “Terms of the Offer” and Section 8, “Acceptance of Debentures for Payment; Accrual of Interest.”

What if more Debentures are tendered than the Offer Amount?

In the event that the amount of Debentures validly tendered prior to the Expiration Date (as defined below) at or below the Purchase Price exceeds the aggregate principal amount of Debentures we are seeking to purchase, then the Company will accept for payment the Debentures that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among the tendered Debentures. In all cases, the Company will make appropriate adjustments to avoid purchases of Debentures in a principal amount other than an integral multiple of $1,000. See Section 3, “Terms of the Offer” and Section 8, “Acceptance of Debentures for Payment; Accrual of Interest.”

When does this Offer expire?

The Offer expires at 5:00 p.m., New York City time, on Thursday, February 28, 2008, unless the Offer is extended. We refer to this date in this Offer to Purchase as the “Expiration Date,” unless and until we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. If a broker, dealer, commercial bank, trust company or other nominee holds your Debentures, such nominee may have an earlier deadline for accepting the Offer. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Debentures to determine its deadline.

Can the Offer be extended, amended or terminated, and if so, under what circumstances?

Yes, we can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Debentures that have been tendered. See Section 4, “Amendment; Extension; Waiver; Termination.” We can terminate the Offer under certain circumstances. See Section 10, “Conditions of the Offer.”

How will I be notified if you extend the Offer?

If we extend the Offer, we will issue a press release no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date of the Offer. See Section 4, “Amendment; Extension; Waiver; Termination.”

When will I get paid?

Payments will be made promptly following the Expiration Date of the Offer. See Section 8, “Acceptance of Debentures for Payment; Accrual of Interest.”

How will you pay for my Debentures?

We will use cash on hand to pay for the Debentures purchased in the Offer. See Section 9, “Source and Amount of Funds.”

Are there any conditions of the Offer?

The Offer is not conditioned on any minimum principal amount of Debentures being tendered in the Offer. Our obligation to accept for payment, and to pay for, Debentures validly tendered pursuant to the Offer is, however, conditioned upon the satisfaction or waiver (to the extent permitted by law), prior to the Expiration Date, of the conditions set forth in Section 10, “Conditions of the Offer.”

How do I tender my Debentures?

The manner in which you may validly tender your Debentures will depend on the manner in which you hold such Debentures:

•	if your Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee effect the tender of those Debentures that you wish to tender in the Offer;

•	in the case of a Holder whose Debentures are held in book-entry form, follow the procedures set forth in Section 6, “Procedures for Tendering Debentures;” or

•	if you hold physical certificates evidencing Debentures, you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal), and deliver the properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Debentures being tendered and any other required documents, to the Depositary.

A Holder who desires to tender Debentures and whose certificates for such Debentures are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer described herein, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Debentures by following the procedure for guaranteed delivery set forth in Section 6, “Procedures for Tendering Debentures.”

Only registered Holders of Debentures are entitled to tender such Debentures. A beneficial owner whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Debentures in the Offer. See Section 6, “Procedures for Tendering Debentures” and Section 8, “Acceptance of Debentures for Payment; Accrual of Interest.”

If I change my mind, can I withdraw my tender of Debentures?

Tenders of Debentures may be withdrawn at any time prior to the Expiration Date. In general, you need only notify the Depositary for the Offer prior to the Expiration Date, in writing (unless such Debentures were tendered by book-entry transfer), of your intention to withdraw Debentures previously tendered. You may also withdraw your Debentures at any time after 5:00 p.m., March 25, 2008, if we have not yet accepted for payment the Debentures that you have tendered in the Offer.

Some Holders may have special requirements for withdrawal of Debentures tendered, so please read the procedures detailed in Section 7, “Withdrawal of Tenders” in this Offer to Purchase. No consideration shall be payable in respect of Debentures so withdrawn.

What if I do not want to tender my Debentures?

Debentures not tendered and purchased pursuant to the Offer will remain outstanding. As a result of the consummation of the Offer, the aggregate principal amount of Debentures that remain outstanding may be noticeably reduced. This may adversely affect the liquidity of and, consequently, the market price for the Debentures that remain outstanding after consummation of the Offer. The terms and conditions governing the Debentures, including the covenants and other protective provisions contained in the Indenture (as defined herein) governing the Debentures, will remain unchanged. No amendment to the Indenture is being sought. See Section 5, “Certain Significant Considerations.”

Has the Board of Directors approved the Offer?

Yes, our Board of Directors has approved the Offer. However, neither we, our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Debentures or as to the price or prices at which you may choose to tender your Debentures.

Are there U.S. federal income tax implications if I tender my Debentures?

The receipt of cash for Debentures pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. You are urged to consult your own tax advisors as to the specific tax consequences to you of the Offer. See Section 11, “Certain U.S. Federal Income Tax Considerations.”

Who is the Dealer Manager?

Thomas Weisel Partners LLC is serving as Dealer Manager in connection with the Offer. The address and telephone numbers for the Dealer Manager are set forth on the back cover of this Offer to Purchase. See Section 14, “The Dealer Manager, Depositary and Information Agent.”

Who is the Depositary?

Mellon Investor Services LLC is serving as Depositary in connection with the Offer. The addresses and telephone numbers for the Depositary are set forth on the back cover of this Offer to Purchase. See Section 14, “The Dealer Manager, Depositary and Information Agent.”

Who is the Information Agent?

Laurel Hill Advisory Group is serving as Information Agent in connection with the Offer. The address and telephone numbers for the Information Agent are set forth on the back cover of this Offer to Purchase. See Section 14, “The Dealer Manager, Depositary and Information Agent.”

THE OFFER

1.	Purpose of the Offer; Certain Information About the Company.

Purpose of the Offer.  The Company is making the Offer in order to reduce the principal amount of our outstanding indebtedness. Furthermore, we believe that the Offer provides an opportunity to Holders of the Debentures to gain liquidity with respect to the Debentures that such Holders may not otherwise have. We believe that reducing our outstanding indebtedness is appropriate for our business to operate within our current and projected industry environment. We also believe that purchasing the Debentures in the Offer is an effective use of our cash resources at this time and that subsequent to the Offer, we will have sufficient cash to meet our near-term operating requirements. We have no commitments or plans to consummate any acquisition or other extraordinary transaction (other than the Offer) at this time. Any Debentures that the Company accepts for payment will be canceled. We will use funds from cash on hand to consummate the Offer. See Section 3, “Terms of the Offer.”

Certain Information About the Company.  The Company is an innovative designer, developer and marketer of semiconductors and software that specializes in video and pixel processing for the advanced display industry. At the core of our technology are unique techniques for intelligently processing signals on a pixel-by-pixel basis that result in images optimized for a variety of digital displays, including multimedia projectors and advanced televisions. Our flexible design architecture enables our technology to produce high image quality in our customers’ display products in a range of solutions, including system-on-chip integrated circuits (“ICs”) and co-processor ICs.

We sell our products worldwide through a direct sales force and indirectly through distributors and manu-facturers’ representatives. We sell to distributors in Japan, Taiwan, China and Europe, and our manufacturers’ representatives support some of our European and Korean sales. Sales to distributors represented 52% and 54% of total revenue for the three months ended September 30, 2007 and 2006, respectively, and 57% and 49% for the nine months ended September 30, 2007 and 2006, respectively. Our distributors typically provide engineering support to our end customers and often have valuable and established relationships with our end customers. In certain countries it is customary to sell to distributors. While distributor payment to us is not dependent upon the distributor’s ability to resell the product or to collect from the end customer, the distributors may provide longer payment terms to end customers than those we would offer.

Historically, significant portions of our revenue have been generated by sales to a relatively small number of end customers and distributors. End customers include customers who purchase directly from us, as well as customers who purchase our products indirectly through distributors and manufacturers’ representatives. Revenue attributable to our top five end customers represented 53% and 39% of total revenue for the three months ended September 30, 2007 and 2006, respectively, and 47% and 38% for the nine months ended September 30, 2007 and 2006, respectively. Significant portions of our products are sold overseas. Sales outside the U.S. accounted for approximately 96% and 97% of total revenue for the three months ended September 30, 2007 and 2006, respectively, and 95% for the nine months ended September 30, 2007 and 2006. Our integrators, branded manufacturers and branded suppliers incorporate our products into systems that are sold worldwide. All revenue to date has been denominated in U.S. dollars.

The Company was incorporated on January 16, 1997. The principal executive offices of the Company are currently located at 8100 S.W. Nyberg Road, Tualatin, Oregon 97062. The Company’s telephone number is (503) 454-1750.

Additional information about the Company’s business can be found in its periodic filings with the SEC, including its annual report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K. See “Available Information” and “Incorporation of Documents by Reference.”

2.	Description of the Debentures.

The following description of the Debentures and any other descriptions of the Debentures contained in this Offer to Purchase are qualified in their entirety by reference to the Indenture, dated as of May 18, 2004 (the “Indenture”), among the Company and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 9, 2004.

The Debentures were issued pursuant to the Indenture. The terms of the Debentures are as stated in the Indenture and as made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The Debentures are subject to all such terms and the Holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. Copies of the Indenture are available from the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

The Debentures were issued on May 18, 2004 in an original principal amount of $125,000,000, with an additional $25,000,000 principal amount issued on June 4, 2004 pursuant to the exercise of an over-allotment option amount by the initial purchasers of the Debentures for a total aggregate principal amount issued of $150,000,000. As of January 28, 2008, $140,000,000 aggregate principal amount of the Debentures remained outstanding. The Debentures are due in 2024 and bear interest at a rate of 1.75% per annum, payable on May 15th and November 15th of each year.

The Debentures are convertible, under certain circumstances, into our common stock, par value $0.001 per share (“Common Stock”), at a conversion rate of 41.0627 shares of Common Stock per $1,000 principal amount of Debentures for a total of 5,748,778 shares. This is equivalent to a conversion price of approximately $24.35 per share. The Debentures are convertible if (a) our stock trades above 130% of the conversion price for 20 out of 30 consecutive trading days during any calendar quarter, (b) the Debentures trade at an amount less than or equal to 98% of the as-converted value of the Debentures for five consecutive trading days, (c) a call for redemption occurs, or (d) in the event of certain other specified corporate transactions.

We may redeem some or all of the Debentures for cash on or after May 15, 2011 at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest. The Holders of the Debentures have the right to require us to purchase for cash all or a portion of their Debentures on May 15, 2011, May 15, 2014 and May 15, 2019 at a price equal to 100% of the principal amount plus accrued and unpaid interest.

We have filed a shelf registration statement with the SEC covering the resale of the Debentures and the Common Stock issuable upon conversion of the Debentures. The registration statement was declared effective on August 24, 2004. The Debentures are unsecured obligations and are subordinated in right of payment to all our existing and future senior debt.

In February 2006, we repurchased in the open market, and retired, $10,000,000 principal amount of our outstanding Debentures for $6,800,000.

The terms and conditions governing the Debentures, including the covenants and other protective provisions contained in the Indenture governing the Debentures, will remain unchanged by the Offer. No amendment to the Indenture is being sought in connection with the Offer.

3.	Terms of the Offer.

Offer and Purchase Price.  Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended or extended, the terms and conditions of any amendment or extension), we are offering to purchase for cash up to $50,000,000 aggregate principal amount of our outstanding Debentures at a price not greater than $750 nor less than $680 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase.

The CUSIP numbers for the Debentures are: 72581M AA 5 and 72581M AB 3.

Under the “Modified Dutch Auction” procedure, we will determine a single price that we will pay per $1,000 principal amount for Debentures validly tendered and not properly withdrawn from the Offer, taking into account the total amount of Debentures tendered and the prices specified by tendering Holders. We will select the lowest purchase price that will allow us to purchase $50,000,000 aggregate principal amount of our outstanding Debentures or such lesser amount of Debentures as are validly tendered and not properly withdrawn, at prices not greater than $750 nor less than $680 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase. All Debentures acquired in the Offer will be acquired at the same purchase price, including those Debentures tendered at a price lower than the Purchase Price. Only Debentures validly tendered at prices at or below the Purchase Price selected by us, and not properly withdrawn, will be purchased. However, due to the proration provisions described below, we may not purchase all of the Debentures tendered at or below the Purchase Price if more than the aggregate principal amount of Debentures that we seek to purchase are tendered. Debentures not purchased in the Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Offer.

As of January 28, 2008, the $50,000,000 aggregate principal amount of our Debentures that we are offering to purchase pursuant to the Offer represents approximately 35.7% of the total aggregate outstanding principal amount of the Debentures. The aggregate principal amount of Debentures outstanding as of January 28, 2008 was $140,000,000.

Proration.  If the amount of Debentures validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date exceeds the Offer Amount, then the Company will accept for payment such Debentures that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such tendered Debentures. In all cases, the Company will make appropriate adjustments to avoid purchases of Debentures in a principal amount other than an integral multiple of $1,000.

Any principal amount of Debentures tendered but not purchased pursuant to the Offer, including Debentures tendered pursuant to the Offer at prices greater than the Purchase Price and Debentures not purchased because of proration, will be returned to the tendering Holders at the Company’s expense promptly following the earlier of the Expiration Date or the date on which the Offer is terminated.

In the event that proration of tendered Debentures is required, the Company or the Depositary will determine the final proration factor promptly after the Expiration Date. Although the Company does not expect to be able to announce the final results of such proration until approximately three business days after the Expiration Date, the Company will announce preliminary results of proration by press release promptly after the Expiration Date. Holders may obtain such preliminary proration information from either the Information Agent or the Dealer Manager. Exchange Act Rule 14e-1(c) requires that the Company pay the consideration offered or return the Debentures deposited pursuant to the Offer promptly after the termination or withdrawal of the Offer.

Conditions.  The Offer is not conditioned on any minimum principal amount of Debentures being tendered in the Offer. The Company’s obligation to accept for payment, and to pay for, Debentures validly tendered pursuant to the Offer is, however, conditioned upon the satisfaction, prior to the Expiration Date, of the conditions set forth in Section 10, “Conditions of the Offer.” If by the Expiration Date any or all of such conditions have not been satisfied, the Company reserves the right (but will not be obligated) to (a) extend or otherwise amend the Offer in any respect by giving oral (confirmed in writing) or written notice of such amendment to the Depositary and making public disclosure of such extension or amendment to the extent required by law, or (b) waive any or all of the conditions and, subject to compliance with applicable rules and regulations of the SEC, purchase Debentures validly tendered pursuant to that Offer.

Expiration of the Offer.  The Offer will expire at 5:00 p.m., New York City time, on Thursday, February 28, 2008, unless extended by the Company.

We expressly reserve the right, in our sole discretion, to purchase more than $50,000,000 aggregate principal amount of our Debentures in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the SEC, we may purchase an additional amount of Debentures not to exceed 2% of the aggregate principal amount outstanding (approximately $2,800,000 aggregate principal amount as of January 28, 2008) without amending or extending the Offer. However, if we purchase an additional amount of Debentures in excess of 2% of the aggregate principal amount outstanding, we will amend and extend the Offer in compliance with applicable law. See Section 4, “Amendment; Extension; Waiver; Termination.”

4.	Amendment; Extension; Waiver; Termination.

Subject to applicable securities laws and the terms and conditions set forth in this Offer to Purchase, we expressly reserve the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Date, regardless of whether or not any of the events set forth in Section 10, “Conditions of the Offer” shall have occurred or shall have been determined by us to have occurred, to (a) waive any and all conditions of the Offer; (b) extend the Offer; or (c) otherwise amend the Offer in any respect. The rights reserved by us in this paragraph are in addition to our rights to terminate the Offer described under Section 10, “Conditions of the Offer.” Irrespective of any amendment to the Offer, all Debentures previously tendered pursuant to the Offer and not accepted for purchase or withdrawn will remain subject to the Offer and may be accepted thereafter for payment by us.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition to the Offer, we will disseminate additional information and extend the Offer to the extent required by Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). In addition, we may, if we deem appropriate, extend the Offer for any other reason. In addition, if the consideration to be paid in the Offer is increased or decreased or the principal amount of Debentures subject to the Offer is increased or decreased, the Offer will remain open at least 10 business days from the date we first give notice of such increase or decrease to Holders of Debentures subject to the Offer, by press release or otherwise.

If we purchase an additional amount of Debentures not exceed 2% of the outstanding principal amount of our Debentures (approximately $2,800,000 principal amount as of January 28, 2008), pursuant to Exchange Act Rule 13e-4(f)(1)(ii), this will not be deemed a material change to the terms of the Offer, and we will not be required to amend or extend the Offer.

Any extension, amendment or termination of the Offer by the Company will be followed promptly by a public announcement thereof. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of public announcement as we deem appropriate.

If for any reason the acceptance for payment of (whether before or after any Debentures have been accepted for payment pursuant to the Offer), or the payment for, Debentures subject to the Offer is delayed or if we are unable to accept for payment or pay for Debentures pursuant to the Offer, then, without prejudice to our rights under the Offer, tendered Debentures may be retained by the Depositary on our behalf and may not be withdrawn (subject to Exchange Act Rule 14e-1(c), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer). In addition to being limited by Exchange Act Rule 14e-1(c), our reservation of the right to delay payment for Debentures which we have accepted for payment pursuant to the Offer is limited by Exchange Act Rule 13e-4(f)(5), which requires that an offeror pay the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”) which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under “Incorporation of Documents by Reference” in this Offer to Purchase.

5.	Certain Significant Considerations.

The following considerations, in addition to other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each Holder of Debentures before deciding whether to tender Debentures pursuant to the Offer.

Position of the Company Concerning the Offer.  Our Board of Directors has approved the Offer. However, neither we nor any member of our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Debentures or as to the purchase price or purchase prices at which you may choose to tender your Debentures. Neither we nor any member of our Board of Directors, the Dealer Manager, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your Debentures and, if so, the aggregate principal amount of Debentures to tender and the purchase price or purchase prices at which your Debentures should be tendered. In doing so, you should consult your own investment and tax advisors, and read carefully and evaluate the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

Substantial Existing Indebtedness.  We have substantial existing debt. As of January 28, 2008, the outstanding amount of indebtedness (excluding trade payables, accrued liabilities, interest and taxes) of the Company and its subsidiaries was $140,000,000.

We will continue to have substantial indebtedness after the Offer is consummated.  Furthermore, there can be no assurance that we will have sufficient earnings, access to liquidity or cash flow in the future to meet our debt service obligations under the Debentures that remain outstanding following consummation of the Offer.

Cancellation of Indebtedness Income to the Company.  The purchase of Debentures pursuant to the Offer will result in cancellation of indebtedness income for U.S. federal income tax purposes to the Company to the extent that the cash paid is less than the adjusted issue price (as defined for U.S. federal income tax purposes) of the Debentures that are purchased. Although we cannot provide any assurances in this regard, we currently expect that some portion of any cancellation of indebtedness income will be offset by operating losses incurred during the current taxable year and by net operating losses incurred in prior years and carried forward to the current taxable year. If these deductions are not available in the amount that we expect, however, we may incur substantial U.S. federal income tax liabilities.

In addition, we may be subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended, in connection with the purchase of the Debentures, because only a portion of our net operating losses will be deductible in calculating our alternative minimum tax liability. We may also be subject to state and local tax liability in connection with the purchase of the Debentures.

Limited Trading Market; Effects of the Offer on the Market for Debentures.  The Debentures are not listed on any national or regional securities exchange or quoted on any automated quotation system. To our knowledge, the Debentures are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Debentures are not available. To the extent that Debentures are tendered and accepted for purchase pursuant to the Offer, the trading market for Debentures that remain outstanding is likely to be even more limited. A debt security with a smaller outstanding principal amount available for trading, or “float,” may command a lower price than a comparable debt security with a larger float. Therefore, the market price for Debentures that are not tendered and accepted for purchase pursuant to the Offer may be affected adversely to the extent that the principal amount of Debentures purchased pursuant to the Offer reduces the float. A reduced float may also increase the volatility of the trading prices of Debentures that are not purchased in the Offer. To the extent that a market continues to exist for such Debentures, the Debentures may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for debt instruments with similar credit features, the performance of the Company and other factors. The extent of the market for the Debentures and the availability of market quotations will depend upon the number of Holders of the Debentures remaining at such time, the interest in maintaining a market in the Debentures on the part of securities firms and other factors. There is no assurance that an active market in the Debentures will exist and no assurance as to the prices at which the Debentures may trade after the consummation of the Offer.

Conditions to the Consummation of the Offer and Related Risks.  Each of the conditions of the Offer is described in more detail in Section 10, “Conditions of the Offer.” There can be no assurance that such conditions will be met, or that in the event the Offer is not consummated, the market value and liquidity of the Debentures will not be materially adversely affected.

Treatment of Debentures Not Tendered in the Offer.  Debentures not tendered and purchased in the Offer will remain outstanding. The terms and conditions governing the Debentures, including the covenants and other protective provisions contained in the Indenture governing the Debentures, will remain unchanged. No amendment to the Indenture is being sought in connection with the Offer.

The Company does not intend to purchase or otherwise provide any similar opportunity for the Holders of Debentures to gain liquidity with respect to Debentures not tendered in the Offer, either through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. The Company may redeem some or all of the Debentures for cash on or after May 15, 2011 at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest. Furthermore, the Holders of the Debentures have the right to require us to purchase for cash all or a portion of their Debentures on May 15, 2011, May 15, 2014 and May 15, 2019 at a price equal to 100% of the principal amount plus accrued and unpaid interest. See Section 2, “Description of the Debentures.” However, there can be no assurance that the Holders of Debentures will have any further opportunity to gain liquidity with respect to the Debentures, except as otherwise expressly required under the Indenture. Moreover, Exchange Act Rule 13e-4(f)(6) generally prohibits us and our affiliates from purchasing any Debentures, other than in the Offer, until at least 10 business days after the Expiration Date, except pursuant to certain limited exceptions provided in Exchange Act Rule 14e-5.

We may not be able to pay our debt and other obligations.  If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the Debentures outstanding after the consummation of this Offer or our other obligations, we would be in default under the terms thereof, which would permit the Holders of the Debentures to accelerate the maturity of the Debentures and also could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot assure that we would be able to repay amounts due in respect of the Debentures if payment of the Debentures were to be accelerated following the occurrence of an event of default as defined in the Indenture.

Other Business Risks.  Our product development strategies anticipate that consumer demand for multimedia projectors, advanced televisions and other emerging display technologies will increase in the future. The success of our products is dependent on increased demand for these display technologies. The potential size of the market for products incorporating these display technologies and the timing of its development are uncertain and will depend upon a number of factors, all of which are beyond our control. In order for the market in which we participate to grow, advanced display products must be widely available and affordable to consumers. In the past, the supply of advanced display products has been cyclical. We expect this pattern to continue. Under-capacity in the advanced display market may limit our ability to increase our revenues because our customers may limit their purchases of our products if they cannot obtain sufficient supplies of advanced display components. In addition, advanced display prices may remain high because of limited supply, and consumer demand may not grow.

In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including economic conditions in Asia and North America. The cyclical nature of the semiconductor industry has led to significant variances in product demand and production capacity. We may experience periodic fluctuations in our future financial results because of changes in industry-wide conditions.

6.	Procedures for Tendering Debentures.

Proper Tender of Debentures.  For Debentures to be validly tendered pursuant to the Offer, the certificates evidencing such Debentures (or confirmation of receipt of such Debentures pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), including any required signature guarantees, or an “Agent’s Message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on Thursday, February 28, 2008 by the Depositary at its address set forth on the back cover of this Offer to Purchase. The tender of Debentures pursuant to the Offer (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between the tendering Holder and the Company with respect to the Offer in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

Specification of Purchase Price.  In accordance with the instructions contained in the Letter of Transmittal, Holders desiring to tender their Debentures in the Offer must properly indicate the price within the specified range (in multiples of $5 per $1,000 principal amount) at which you wish to tender your Debentures in the section of the Letter of Transmittal captioned “Description of Debentures Tendered — Price at Which Debentures Are Being Tendered.” Alternatively, if you wish to maximize the chance that we will purchase your Debentures, you should refrain from specifying a price at which you are tendering your Debentures, in which case, you will accept the Purchase Price selected by us in the Offer. You should understand that not specifying a price at which your Debentures are being tendered may have the effect of lowering the Purchase Price paid for Debentures in the Offer and could result in your Debentures being purchased at the minimum price of $680 per $1,000 principal amount. In accordance with the instructions contained in the Letter of Transmittal, a Holder may tender different portions of the principal amount of its Debentures at different prices; however, a Holder may not specify prices for an aggregate principal amount of Debentures in excess of the aggregate principal amount of Debentures held by such Holder. The same Debentures cannot be tendered at more than one price. To tender Debentures validly, only one price within the price range (or no price) can be specified in the appropriate section in the Letter of Transmittal.

Holders must clearly specify in the Letter of Transmittal the price within the price range at which the Debentures are being tendered or, alternatively, should refrain from specifying a price at which they are tendering their Debentures, in which case, such Holders will accept the Purchase Price selected by us in the Offer.

Tender of Debentures Held Through DTC.  The Depositary and DTC have confirmed that the Offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer Debentures to the Depositary in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Depositary. Holders tendering through DTC’s ATOP procedures are not required to complete and send a copy of the Letter of Transmittal to the Depositary in order to validly tender their Debentures.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the DTC participant tendering Debentures which are the subject of such Book-Entry Confirmation that such DTC participant has received and agrees to be bound by the terms of the Offer as set forth in this Offer to Purchase and the Letter of Transmittal and that the Company may enforce such agreement against such participant. Holders desiring to tender their Debentures on the Expiration Date should note that they must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on the Expiration Date. Tenders not received by the Depositary on or prior to the Expiration Date will be disregarded and deemed not validly tendered.

Tender of Debentures Held in Physical Form.  To validly tender Debentures held in physical form pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), including any required signature guarantees, along with the certificates representing such Debentures and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to 5:00 p.m., New York City time, on Thursday, February 28, 2008.

Tender of Debentures Held Through a Custodian.  Any beneficial owner whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Debentures pursuant to the Offer should contact such registered Holder promptly and instruct such Holder to tender Debentures and deliver the Letter of Transmittal on such beneficial owner’s behalf. Instructions to the Letter of Transmittal are enclosed in the materials provided along with this Offer to Purchase which may be used by a beneficial owner in this process to instruct the registered Holder to tender Debentures.

If a beneficial owner wishes to tender Debentures himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Debentures, either make appropriate arrangements to register ownership of the Debentures in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Except as provided below, unless the Debentures being tendered are deposited with the Depositary on or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent’s Message), the Company may, at its option, reject such tender. Payment for the Debentures will be made only against deposit of the tendered Debentures and delivery of any other required documents.

Signature Guarantees.  No signature guarantee is required if the Debentures tendered are tendered and delivered (a) by a registered holder of Debentures (or by a participant in DTC whose name appears on a security position listing as the owner of such Debentures) who has not completed any of the boxes entitled “Special Delivery Instructions” on the Letter of Transmittal, or (b) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. (“NASD”) or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). If the Debentures are registered in the name of a person other than the signer of the Letter of Transmittal or if Debentures not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on this Letter of Transmittal accompanying the tendered Debentures must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program (a “Medallion Signature Guarantor”). Beneficial owners whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Debentures with respect to Debentures so registered. See Instruction 1 of the Letter of Transmittal.

Book-Entry Transfer.  The Depositary will establish and maintain an account with respect to the Debentures at DTC (the “Book-Entry Transfer Facility”) promptly after the date of this Offer to Purchase (to the extent such arrangements have not been made previously by the Depositary), and any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of the Debentures may make book-entry delivery of Debentures by causing the Book-Entry Transfer Facility to transfer such Debentures into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. The confirmation of a book-entry transfer of Debentures into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility procedures does not constitute delivery to the Depositary.

Mutilated, Lost, Stolen or Destroyed Certificates.  If a Holder desires to tender Debentures pursuant to the Offer, but the certificates representing such Debentures have been mutilated, lost, stolen or destroyed, such Holder should contact the Information Agent at (800) 555-3858 regarding the procedures for obtaining replacement certificates for such Debentures.

Guaranteed Delivery.  If a Holder desires to tender Debentures pursuant to the Offer and (a) certificates representing such Debentures are not immediately available, (b) time will not permit such Holder’s Letter of Transmittal, Debentures certificates and any other required documents to reach the Depositary on or prior to the Expiration Date, or (c) the procedures for book-entry transfer (including delivery of an Agent’s Message) cannot be completed on or prior to the Expiration Date, such Holder may nevertheless tender such Debentures with the effect that such tender will be deemed to have been received on or prior to the Expiration Date if all the following conditions are satisfied: (i) the tender is made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery or an Agent’s Message with respect to guaranteed delivery that is accepted by the Company is received by the Depositary on or prior to the Expiration Date as provided below; and (iii) the certificates for the tendered Debentures, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such Debentures into the Depositary’s account at DTC as described above), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any signature guarantees and any other documents required by the Letter of Transmittal, or a properly transmitted Agent’s Message, are received by the Depositary within three business days after the date of execution of the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery must be delivered to the Depositary by hand, mail, overnight courier or by facsimile transmission and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Effect of the Letter of Transmittal.  Subject to and effective upon the acceptance for purchase of and payment for Debentures tendered thereby, by executing and delivering a Letter of Transmittal (or, in the case of a book-entry transfer, by the transmission of an Agent’s Message), a tendering Holder of Debentures (a) irrevocably sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Debentures tendered thereby, waives any and all other rights with respect to such Debentures (including without limitation, any existing or past defaults and their consequences in respect of the Debentures and the Indenture under which the Debentures were issued) and releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Debentures, including without limitation, any claims that such

Holder is entitled to receive additional principal or interest payments with respect to such Debentures, to participate in any redemption or defeasance of the Debentures or to be entitled to any of the benefits under the Indenture, and (b) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as agent of the Company) with respect to any such tendered Debentures, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver certificates representing such Debentures, or transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (ii) present such Debentures for transfer on the security register for the Debentures, and (iii) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Depositary will have the rights to, or control over, funds from the Company, except as agent of the Company, for the Purchase Price for any Debentures tendered pursuant to the Offer that are purchased by the Company), all in accordance with the terms of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Debentures pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders of any Debentures determined by it not to be in proper form or if the acceptance of or payment for such Debentures may, based on the advice of the Company’s counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive or amend any condition to the Offer that it is legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to Debentures of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. In the event that a condition is waived with respect to any particular Holder, the same condition will be waived with respect to all Holders. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is under any duty to give notification of any defects or irregularities in any tender of any Debentures or notice of withdrawal or will incur any liability for failure to give any such notification.

Compliance with “Short Tendering” Rule.  It is a violation of Exchange Act Rule 14e-4 for a person, directly or indirectly, to tender Debentures for his own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the Debentures being tendered and (b) will cause such Debentures to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Debentures in the Offer under any of the procedures described above will constitute the tendering Holder’s acceptance of the terms and conditions of the Offer, as well as the tendering Holder’s representation and warranty that (a) such Holder has a net long position in the Debentures being tendered pursuant to the Offer within the meaning of Exchange Act Rule 14e-4 and (b) the tender of such Debentures complies with Rule 14e-4. Our acceptance for payment of the Debentures tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Offer.

Letters of Transmittal and Debentures must be sent to the Depositary. Letters of Transmittal and Debentures sent to the Company, the Dealer Manager, the Information Agent or the Book-Entry Transfer Facility will not be forwarded to the Depositary and will not be deemed validly tendered by the Holder thereof.

The method of delivery of Debentures, the Letter of Transmittal and all other required documents to the Depositary is at the election and risk of the Holder tendering Debentures. Delivery of such documents will be deemed made only when actually received by the Depositary. If such delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to the Expiration Date. No alternative, conditional or contingent tenders of Debentures will be accepted.

7.	Withdrawal of Tenders.

A tender of Debentures pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by the Company pursuant to the Offer, may be withdrawn at any time after 5:00 p.m., New York City time, on Tuesday, March 25, 2008, but no consideration shall be payable in respect of Debentures so withdrawn. Except as otherwise provided in this Offer to Purchase, tenders of Debentures pursuant to the Offer are irrevocable.

After the Expiration Date, if, for any reason whatsoever, acceptance for payment of, or payment for, any Debentures tendered pursuant to the Offer is delayed (whether before or after the Company’s acceptance for payment of Debentures) or the Company is unable to accept for payment or pay for the Debentures tendered pursuant to the Offer, the Company may (without prejudice to its rights set forth herein) instruct the Depositary to retain tendered Debentures, and such Debentures may not be withdrawn (subject to Exchange Act Rule 14e-1(c), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of Debentures tendered pursuant to the Offer to be effective, a written notice of withdrawal or revocation must be received by the Depositary prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (a) specify the name of the person who tendered the Debentures to be withdrawn, (b) contain a description of the Debentures to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Debentures (unless such Debentures were tendered by book-entry transfer) and the aggregate principal amount represented by such Debentures, and (c) be signed by the Holder of such Debentures in the same manner as the original signature on the Letter of Transmittal by which such Debentures were tendered (including any required signature guarantees) or be accompanied by evidence sufficient to the Depositary that the Holder withdrawing the tender has succeeded to the beneficial ownership of the Debentures. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Debentures have been tendered for the account of an Eligible Institution. If the Debentures to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon written notice of such withdrawal even if physical release is not effected.

Any permitted withdrawal of tendered Debentures may not be rescinded, and any Debentures properly withdrawn will thereafter be deemed not validly tendered; provided, however, that properly withdrawn Debentures may be re-tendered, by again following one of the appropriate procedures described in Section 6, “Procedures for Tendering Debentures,” at any time on or prior to the Expiration Date.

Any Debentures that have been tendered pursuant to the Offer but that are not purchased will be returned to the Holder thereof at the Company’s expense promptly following the earlier to occur of the Expiration Date or the date on which the Offer is terminated without any Debentures being purchased thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in the Company’s sole discretion (whose determination shall be final and binding).

None of the Company, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

8.	Acceptance of Debentures for Payment; Accrual of Interest.

Acceptance of Debentures for Payment.  Upon the terms and subject to the conditions of the Offer (including if such Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, on or prior to the Expiration Date, the Company will accept for payment, and thereby purchase, all Debentures validly tendered and not properly withdrawn at or below the Purchase Price pursuant to the Offer (subject to the proration provisions forth herein).

If the amount of Debentures validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date exceeds the Offer Amount, then the Company will accept for payment such Debentures that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such validly tendered Debentures. In all cases, the Company will make appropriate adjustments to avoid purchases of Debentures in a principal amount other than an integral multiple of $1,000.

The Company will be deemed to have accepted for payment pursuant to the Offer and thereby have purchased, validly tendered Debentures that are subject to the Offer, if, as and when the Company gives written notice to the Depositary of the Company’s acceptance of such Debentures for purchase pursuant to the Offer. In all cases, payment for Debentures purchased pursuant to the Offer will be made by deposit of the Purchase Price for the tendered Debentures with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders.

The Company expressly reserves the right, in its sole discretion and subject to Exchange Act Rule 14e-1(c), to delay acceptance for payment of, or payment for, Debentures in order to comply, in whole or in part, with any applicable law. See Section 10, “Conditions of the Offer.” In all cases, payment by the Depositary to Holders of Debentures accepted for purchase pursuant to an Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Debentures or timely confirmation of a book-entry transfer of such Debentures into the Depositary’s account at DTC pursuant to the procedures set forth under Section 6, “Procedures for Tendering Debentures,” (b) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent’s Message, and (c) any other documents required by the Letter of Transmittal.

If the Offer is terminated or withdrawn, or the Debentures subject to the Offer are not accepted for payment, no consideration will be paid or payable to Holders of those Debentures. If any tendered Debentures are not purchased pursuant to the Offer for any reason, including Debentures tendered pursuant to the Offer at prices greater than the Purchase Price and Debentures not purchased because of proration, or because certificates are submitted evidencing more Debentures than are tendered in the Offer, the Debentures not purchased will be returned at the Company’s expense, to the tendering Holder (or, in the case of Debentures tendered by book-entry transfer, those Debentures will be credited to the account maintained at DTC from which those Debentures were delivered), unless otherwise requested by such Holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

Tendering Holders who hold Debentures registered in their own names and who tender their Debentures directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Debentures by the Company pursuant to the Offer. Holders who tender their Debentures through their broker, dealer commercial bank, trust company or other nominee may be required to pay a fee or service charge. If you hold your Debentures through a broker, dealer, commercial bank, trust company or other nominee we urge you to consult such nominee to determine whether any transaction costs are applicable. The Company will pay all fees and expenses of the Dealer Manager, the Depositary and the Information Agent in connection with the Offer.

Accrual of Interest.  Holders who tender Debentures and whose Debentures are accepted for payment pursuant to the Offer, will receive a cash payment of accrued but unpaid interest on such Debentures up to, but not including, the date of purchase.

Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Debentures or otherwise.

9.	Source and Amount of Funds.

The maximum amount of funds required by the Company to purchase the Debentures pursuant to the Offer is estimated to be approximately $37.5 million plus approximately $258,000 in accrued interest. The Company expects to fund its purchase of Debentures hereunder from cash on hand. See Section 1, “Purpose of the Offer; Certain Information About the Company.”

10.	Conditions of the Offer.

The Offer is not conditioned on any minimum principal amount of Debentures being tendered in the Offer. Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Company’s rights to extend and/or amend the Offer, the Company shall not be required to accept for purchase or pay for Debentures validly tendered pursuant to the Offer and may amend or extend the Offer or delay or refrain from accepting for purchase, or paying for, any such Debentures, in each event, subject to Exchange Act Rule 14e-1(c), and may terminate the Offer if, in the reasonable judgment of the Company, any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Debentures in the Offer:

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the consummation of the Offer, the acquisition of some or all of the Debentures pursuant to the Offer or otherwise relates in any manner to the Offer; or

•	in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to repurchase some or all of the Debentures pursuant to the Offer;

•	there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Debentures illegal or otherwise restrict or prohibit consummation of the Offer;

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Debentures to be purchased pursuant to the Offer; or

•	materially and adversely affect our or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	a decrease of more than 10% in the market price for our Common Stock or in the Dow Jones Industrial Average, the Nasdaq Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies measured from the close of trading on January 28, 2008, the last trading day prior to commencement of the Offer shall have occurred;

•	the commencement of a war, armed hostilities or other international or national calamity on or after January 29, 2008, including, but not limited to an act of terrorism;

•	any material escalation of any war or armed hostilities which had commenced prior to January 29, 2008;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Debentures or in the Company’s Common Stock; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of our shares of Common Stock, or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Common Stock, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before January 29, 2008); or

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before January 29, 2008, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 1% or more of our outstanding Common Stock;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of Common Stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion.

The foregoing conditions are for our sole benefit, and the failure of any such condition to be satisfied prior to the Expiration Date may be asserted by us regardless of the circumstances giving rise to any such failure and any such failure may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date of the Offer. Any determination by us concerning the events described above will be final and binding on all parties. All conditions will be satisfied or waived on or prior to the expiration of the Offer.

11.	Certain U.S. Federal Income Tax Considerations.

The following is a general summary of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of Debentures upon the tender of Debentures to the Company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). This summary is not a complete description of all the tax consequences of a tender pursuant to the Offer and, in particular, may not address U.S. federal income tax considerations applicable to Holders of Debentures subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, Holders who hold their Debentures as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, controlled foreign corporations, or Holders who do not hold the Debentures as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment)). This summary also does not address tax consequences to Holders as a result of the use of a “functional currency” that is not the U.S. dollar. In addition, this summary does not discuss any aspect of state, local or foreign tax law that may be applicable to any Holder of Debentures, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Debentures, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Debentures should consult its own tax advisor regarding the tax consequences of the Offer.

As used herein, a “U.S. Holder” is a Holder of Debentures that is (a) an individual who is a citizen or resident of the United States for federal income tax purposes, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof, (c) an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source, or (d) a trust (i) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, as defined under section 7701(a)(30) of the Code, have authority to control all the trust’s substantial decisions or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” means a holder of a Debenture that is an individual, corporation, trust or estate that is not a U.S. Holder.

Treatment of U.S. Holders

Sale of the Debentures.  The receipt of cash for Debentures pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who receives cash for Debentures pursuant to the Offer will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the (1) the amount of cash received for the Debenture (other than the cash attributable to accrued interest, which will be treated as a payment of interest for U.S. federal income tax purposes to the extent not previously included in income, unless amortized against bond premium) and (2) such Holder’s adjusted tax basis in such Debentures. A U.S. Holder’s adjusted tax basis for a Debenture is generally the price such Holder paid for the Debenture, increased by any market discount previously included in such Holder’s income and reduced (but not below zero) by any amortized bond premium. Except as provided below under the caption “Market Discount,” any gain or loss recognized on a tender of a Debenture will generally give rise to capital gain or loss if the Debenture is held as a capital asset and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Debenture for U.S. federal income tax purposes is more than one year. The deductibility of capital losses is subject to limitations.

Market Discount.  A U.S. Holder who has acquired a Debenture with market discount will generally be required to treat all or a portion of the gain, if any, on a tender of the Debenture as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously reported as ordinary income. A Debenture generally will be considered to be acquired with market discount if the initial tax basis of the Debenture in the hands of the U.S. Holder was less than the adjusted issue price of the Debenture at the time of the acquisition of the Debenture by the Holder by more than a specified de minimis amount. Market discount accrues on a ratable basis, unless the U.S. Holder has elected to accrue the market discount using a constant-yield method.

Interest.  Amounts received by a U.S. Holder in respect of interest on the Debentures, including any amounts attributable to accrued interest that have not been reflected in the U.S. Holder’s adjusted tax basis in the Debentures, will generally be taxable as ordinary income, unless amortized against bond premium. Bond premium is the excess of the price at which a U.S. Holder purchases a Debenture over the principal amount of the Debenture, which the U.S. Holder may elect to amortize against interest payable on the Debenture based on a constant yield to maturity, except to the extent that the bond premium is attributable to the conversion feature of the Debenture.

Information Reporting and Backup Withholding.  Information reporting requirements will generally apply to Debentures tendered in the Offer. U.S. federal income tax law requires that each tendering Holder provide the Depositary with such Holder’s correct taxpayer identification number (“TIN”), which in the case of an individual is his or her social security number or individual taxpayer identification number, and certain other information, or otherwise establish a basis for exemption from backup withholding. If the Depositary is not provided with the correct TIN or an adequate basis for exemption, each non-exempt tendering Holder may be subject to a backup withholding tax imposed on such Holder’s gross proceeds from the Offer. To prevent backup withholding, each tendering Holder that is a U.S. Holder must complete the Substitute Form W-9 that will be provided with each Letter of Transmittal, and either (a) provide his/her/its correct TIN and certain other information under penalties of perjury or (b) provide an adequate basis for exemption. Backup withholding tax is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund or credit may be obtained from the Internal Revenue Service, provided the required information is furnished.

Treatment of Non-U.S. Holders

Sale of the Debentures.  A Non-U.S. Holder who receives cash in exchange for the Debentures pursuant to the Offer will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued but unpaid interest, if any) and (ii) the Non-U.S. Holder’s adjusted tax basis in the Debentures. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax, unless:

•	in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other requirements are met;

•	the gain with respect to the Debentures is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder or a fixed base (in the case of an individual)); or

•	the Company is or has been a U.S. real property holding corporation during the applicable statutory period and either (a) our common stock is not regularly traded on a established securities market, or (b) our common stock is regularly traded on an established securities market, and the non-U.S. holder holds debentures or common stock with a fair market value on the relevant date of determination that is greater than 5% of the total fair market value of our common stock (on a non-diluted basis) on such date.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which its United States-source capital gains exceed its United States-source capital losses. If the second exception applies, the Non-U.S. Holder will generally be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. In addition, corporate holders may be subject to a 30% branch profits tax on effectively connected gain. If a Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty. The Company believes that it is not, and has not been, a U.S. real property holding corporation, and therefore the third exception is not applicable.

Interest.  To the extent a Non-U.S. Holder receives amounts attributable to accrued interest, such payments of interest on the Debentures to a Non-U.S. Holder will not be subject to U.S. federal income tax or 30% withholding tax, provided that (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (2) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership, (3) the Non-U.S. Holder is not a bank that received the Debentures on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, (4) the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty applies, the interest is attributable to a U.S. permanent establishment of the Non-U.S. Holder or a fixed base (in case of an individual)), and (5) either we have or our paying agent has received or receives appropriate documentation from the Non-U.S. Holder (e.g., IRS Form W-8BEN or W-8IMY) establishing that the Non-U.S. Holder is not a U.S. person. A Non-U.S. Holder that does not qualify for exemption from U.S. federal income tax under the preceding sentence generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate, provided that a properly executed IRS Form W-8BEN is furnished to the withholding agent) on payments of interest, unless the interest is effectively connected with the conduct of a trade or business within the United States. If interest received with respect to the Debentures is effectively connected with a Non-U.S. Holder’s conduct of a United States trade or business, the Non-U.S. Holder generally will be subject to United States federal income tax on the interest on a net-income basis in the same manner as if it were a U.S. Holder, unless an applicable treaty provides otherwise. If interest income received with respect to the Debentures is taxable on a net-income basis, the 30% withholding tax described above will not apply (assuming an appropriate certification on Form W-8ECI or a suitable substitute form is provided). A foreign corporation that is a holder of a Debenture also may be subject to a 30% branch profits tax on its effectively connected interest, unless it qualifies for a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding.  The payment of the gross proceeds from the sale of a Debenture pursuant to the exercise of the Offer (including the portion attributable to accrued interest) may be subject to information reporting and possibly backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the Internal Revenue Service. When required, we will provide information statements reporting the payment of consideration to tendering Non-U.S. Holders, to the IRS and to tax authorities in the Non-U.S. Holder’s country of residence.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR ANY OTHER CONSIDERATIONS OF THE SALE OF DEBENTURES PURSUANT TO THE OFFER. THUS, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

12.	Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Debentures.

The following is a list of the directors and executive officers of the Company:

Name	Position

Allen H. Alley	Director
Mark A. Christensen	Director
James R. Fiebiger	Director
C. Scott Gibson	Director
Daniel J. Heneghan	Director
Bruce A. Walicek	Director and Interim Chief Executive Officer
Hans H. Olsen	President and Chief Executive Officer
Steven Moore	Vice President, Finance, Chief Financial Officer and Treasurer
John Y. Lau	Vice President, China Liaison and Foundry Management
Anthony R. Simon	Vice President, Marketing and Sales
Hongmin (Bob) Zhang	Vice President, Technology and Chief Technology Officer

The business address for each of the Company’s directors and executive officers is 8100 S.W. Nyberg Road, Tualatin, Oregon 97062 and the business telephone number for each is (503) 454-1750. As of the date of this Offer to Purchase, Hans H. Olsen, President and Chief Executive Officer of the Company is on a medical leave of absence from the Company. In Mr. Olsen’s absence, Bruce A. Walicek, a Director of Company is serving as interim Chief Executive Officer.

To the knowledge of the Company:

•	neither the Company, nor any of our executive officers, directors, subsidiaries or other affiliates, has any beneficial interest in the Debentures;

•	none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Debentures;

•	the Company will not purchase any Debentures from such persons; and

•	during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates have engaged in any transactions in the Debentures.

In connection with his or her services to the Company and its affiliates, each of our directors and executive officers is a party to ordinary course stock option, stock unit and/or restricted stock plans or other arrangements involving the Common Stock of the Company. Except as described herein, none of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the Company’s securities, including any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

13.	Market and Trading Information.

The Debentures are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the extent that the Debentures are traded, prices of the Debentures may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Holders are urged to obtain current information with respect to the market prices for the Debentures.

The Common Stock into which the Debentures are convertible is listed on the Nasdaq Global Market (“Nasdaq”), under the symbol “PXLW.” The following table sets forth, for the fiscal quarters indicated, the high and low intraday sale prices of the Company’s Common Stock as reported on Nasdaq, and the quarterly dividends paid.

	High	Low
2006
First Quarter	$6.42	$4.36
Second Quarter	$5.05	$2.40
Third Quarter	$3.04	$2.00
Fourth Quarter	$3.26	$2.10
2007
First Quarter	$2.48	$1.56
Second Quarter	$1.76	$1.32
Third Quarter	$1.89	$0.81
Fourth Quarter	$1.33	$0.75
2008
First Quarter (through January 28, 2008)	$0.80	$0.50

On December 24, 2007, the Company received written notification from Nasdaq that for the last 30 consecutive business days, the bid price of the Common Stock has closed below the minimum $1.00 per share requirement for continued listing under Nasdaq Marketplace Rule 4450(a)(5) (“Rule 4450(a)(5)”). Pursuant to Nasdaq Marketplace Rule 4450(e)(2), the Company has been provided 180 calendar days, or until June 23, 2008, to regain compliance. If, at any time before June 23, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written notice that the Company has achieved compliance with Rule 4450(a)(5). If the Company does not regain compliance with Rule 4450(a)(5) by June 23, 2008, Nasdaq will provide written notification that the Common Stock will be delisted. At that time, the Company may appeal the Nasdaq’s determination to delist the Common Stock.

We did not pay any cash or other dividends during the last two fiscal years and do not anticipate paying dividends in the foreseeable future. Our Board of Directors has approved a stock repurchase program whereby the Company is authorized to repurchase up to $10 million of our Common Stock through open market and privately negotiated transactions, at the Company’s discretion, over the twelve month period beginning in September 2007. From time to time, we may purchase shares of our Common Stock pursuant to this repurchase program, including during the Offer period. The stock repurchase program does not obligate the Company to repurchase any particular amount of stock and the program may be modified or suspended at any time and in our sole discretion.

On January 28, 2008, the last reported sales price of the Common Stock on Nasdaq was $0.69 per share. As of such date, there were approximately 48,315,454 shares of Common Stock outstanding.

14.	The Dealer Manager, Depositary and Information Agent.

Dealer Manager.  The Company has retained Thomas Weisel Partners LLC as Dealer Manager in connection with the Offer. In its capacity as Dealer Manager, Thomas Weisel Partners LLC may contact Holders regarding the Offer and request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Debentures.

The Company has agreed to pay the Dealer Manager a fee for its services as a Dealer Manager in connection with the Offer. In addition, the Company will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. The Company has agreed to indemnify Thomas Weisel Partners LLC against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the Offer or its engagement as Dealer Manager.

From time to time, the Dealer Manager may trade securities of the Company for its own account or for the accounts of its customers and, accordingly, may hold long or short positions in the Debentures at any time.

The Depositary and the Information Agent.  The Company has retained Mellon Investor Services LLC to act as the Depositary and Laurel Hill Advisory Group to act as the Information Agent in connection with the Offer. All deliveries, correspondence and questions sent or presented to the Depositary or the Information Agent relating to the Offer should be directed to the addresses or telephone numbers set forth on the back cover of this Offer to Purchase.

The Company will pay the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses. The Company will indemnify the Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Requests for information or additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers on the back cover of this Offer to Purchase.

15.	Solicitation.

Directors, officers and employees of either the Company or its affiliates, the Information Agent and the Dealer Manager may contact Holders by hand, mail, telephone or facsimile regarding the Offer and may request brokers, dealers and other nominees to forward the Offer to Purchase and related materials to beneficial owners of the Debentures. Such directors, officers and employees will not be specifically compensated for providing such services.

16.	Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by our acquisition of Debentures as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational that would be required for our acquisition of Debentures as contemplated by the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the purchase of Debentures tendered pursuant to the Offer pending the outcome of any such matter, subject to our right to decline to purchase Debentures if any of the conditions in Section 10 have not been satisfied or waived. We cannot predict whether we would be required to delay the acceptance for payment of or payment for Debentures tendered pursuant to the Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. If certain types of adverse actions are taken with respect to the matters discussed above, or certain approvals, consents, licenses or permits identified above are not obtained, we can decline to accept for payment or pay for any Debentures tendered. See Section 10, “Conditions of the Offer.”

17.	Fees and Expenses.

Tendering Holders who hold Debentures registered in their own names and who tender their Debentures directly to the Depositary will not be obligated to pay brokerage fees or commissions, the fees and expenses of the Dealer Manager, the Information Agent or the Depositary or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes on the purchases of Debentures by the Company pursuant to the Offer. If you hold your Debentures through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable. The Company will pay all fees and expenses of the Dealer Manager, the Depositary and the Information Agent in connection with the Offer.

The Company will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Company will not, however, pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) in connection with the solicitation of tenders of Debentures pursuant to the Offer.

18.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Debentures pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the Holders of Debentures residing in that jurisdiction.

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC the Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth under “Incorporation of Documents by Reference” in this Offer to Purchase.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR DEBENTURES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT.

PIXELWORKS, INC.

January 29, 2008

The Letter of Transmittal and certificates representing Debentures, and any other required documents should be sent or delivered by each Holder or such Holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below. To confirm delivery of the Debentures, Holders are directed to contact the Depositary. Holders submitting certificates representing Debentures to be tendered must deliver such certificates together with the Letter of Transmittal and any other required documents by hand, mail or overnight courier. Facsimile copies of certificates representing Debentures will not be accepted.

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Hand Delivery or Overnight Courier:	By Facsimile Transmission:
Mellon Investor Services LLC Attn: Corporate Actions Dept. 27th Floor P.O. Box 3301 South Hackensack, NJ 07606-3301	Mellon Investor Services LLC Attn: Corporate Actions 480 Washington Boulevard 27th Floor Jersey City, NJ 07310	Facsimile Number: (412) 209-6443 Attn: Corporate Actions

Confirm Receipt by Calling:
(201) 680-4860

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or related documents may be directed to the Information Agent at its telephone numbers or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

LAUREL HILL ADVISORY GROUP
2 Robbins Lane
Suite 201
Jericho, NY 11753
Brokers Call: (516) 933-3100
Call Toll-Free: (800) 555-3858

The Dealer Manager for the Offer is:

THOMAS WEISEL PARTNERS LLC
Attn: Convertible Bond Desk
One Montgomery Street
San Francisco, CA 94104
Call Toll-Free: (888) 627-6373